UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the period from January 1, 2002 to December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-4547 (Unilever N.V.)

A. Full title of the plan and the address of the plan, if different from that of issuer named below:

THRIFT AND SAVINGS PLAN FOR “CERTAIN” EMPLOYEES
OF LEVER BROTHERS COMPANY

UNILEVER UNITED STATES, INC.
390 PARK AVENUE
NEW YORK, NEW YORK 10022

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.
WEENA 455
3013 AL, ROTTERDAM
THE NETHERLANDS

UNILEVER PLC
UNILEVER HOUSE
BLACK FRIARS
LONDON EC4 PBQ
ENGLAND

THRIFT AND SAVINGS PLAN FOR “CERTAIN” EMPLOYEES
OF LEVER BROTHERS COMPANY

Table of Contents

Page

Independent Auditors’ Report and Financial Statements

Consent of Independent Accountants

Signature

THRIFT AND SAVINGS PLAN FOR “CERTAIN” EMPLOYEES
OF LEVER BROTHERS COMPANY

FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2002 TO DECEMBER 31, 2002

AND JANUARY 1, 2001 TO DECEMBER 31, 2001

AND

INDEPENDENT AUDITORS’ REPORT

Thrift and Savings Plan for “Certain” Employees
of Lever Brothers Company
Index

Page(s)
Report of Independent Auditors	1
Financial statements:
Statements of Net Assets Available for Plan Benefits
as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Plan Benefits
for the Years Ended December 31, 2002 and 2001	3
Notes to Financial Statements	4-11
Supplemental Schedules(*)

(*)	Supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not required since these schedules are prepared for the Unilever United States, Inc. Master Savings Trust as a whole, of which this Plan is a component.

Report of Independent Auditors

To the Participants and Administrator of the
Thrift and Savings Plan for “Certain” Employees
of Lever Brothers Company:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Thrift and Savings Plan for “Certain” Employees of Lever Brothers Company (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

June 24, 2003

Thrift and Savings Plan for “Certain” Employees	2
of Lever Brothers Company
Statements of Net Assets Available for Plan Benefits
As of December 31, 2002 and 2001

	2002	2001
Assets
Interest in the Unilever United States, Inc. Master Savings Trust, at fair value
Investments	$45,775,747	$50,742,322
Loans to participants	2,258,522	1,722,327

Total interest in Master Savings Trust	48,034,269	52,464,649
Receivables:
Company contributions	—	12,017
Participant contributions	—	29,030

Total assets	48,034,269	52,505,696

Liabilities
Administrative expenses payable	2,212	6,374

Total liabilities	2,212	6,374

Net assets available for plan benefits	$48,032,057	$52,499,322

The accompanying notes are an integral part of these financial statements.

Thrift and Savings Plan for “Certain” Employees	3
of Lever Brothers Company
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(3,507,104)	$(3,128,899)
Interest	1,888,812	2,060,647
Dividends	257,166	318,756
Contributions and other additions:
Contributions from participants	1,818,899	1,885,596
Contributions from employers	684,059	728,809
Rollover contributions	189,524	510,443

Total additions	1,331,356	2,375,352

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	5,784,991	8,511,601
Administrative expenses	13,630	23,108

Total deductions	5,798,621	8,534,709

Net deductions	(4,467,265)	(6,159,357)
Net assets available for plan benefits:
Beginning of year	52,499,322	58,658,679

End of year	$48,032,057	$52,499,322

The accompanying notes are an integral part of these financial statements.

Thrift and Savings Plan for “Certain” Employees	4
of Lever Brothers Company
Notes to Financial Statements

1.	Description of the Plan

The Thrift and Savings Plan for “Certain” Employees of Lever Brothers Company (the “Plan”) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Assets of the Plan along with other assets from defined contribution plans sponsored by Unilever United States, Inc. (the “Company” or “UNUS”) are maintained in the Unilever United States, Inc. Master Savings Trust (the “Trust”). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

Eligibility
All employees of Lever Brothers Company (the “Company”), a division of Conopco, Inc., which is a subsidiary of Unilever United States, Inc. (“UNUS”), at the Hammond Plant, represented by the Oil, Chemical and Atomic Workers International Union (“OCAW”) are eligible to become participants of the Plan after the accumulation of 30 days of work or the completion of 90 days of continuous service.

Contributions
Plan participants are permitted to make voluntary contributions of 1% to 15% of their compensation to the Plan through payroll deductions on an after-tax basis, a before-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax savings and after-tax accounts do not exceed 18% of compensation. After-tax contributions are deposited in an “after-tax account” and before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax account”. Before-tax contributions are limited to $11,000 for 2002 and 2001. The Company will match 100% of the first 2% of eligible earnings and 50% of the next 4% of eligible earnings the participants elect to save. These contributions are deposited in a “company matching account”. All contributions are deposited in the Unilever United States, Inc. Master Savings Trust (the “Trust”) maintained by the trustee.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and (a) the Company’s contribution, (b) an allocation of Plan earnings, and (c) an allocation of forfeitures of terminated participant’s nonvested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are fully vested in their contributions to their after-tax and before-tax accounts as well as the earnings thereon. Participants are fully vested in all company-matching contributions, therefore there are no forfeitures in the Plan.

Withdrawals and Distributions
During employment, participants may withdraw all or part of their after-tax account and earnings thereon. In addition, upon termination of employment, participants are entitled to the balance of their account.

Participants may apply to the Benefits Administration Committee for a financial hardship withdrawal of up to 100% of the value of their after-tax and before-tax accounts, prior to attaining age 59-1/2, provided the withdrawal does not exceed the amount of the hardship.

Thrift and Savings Plan for “Certain” Employees	5
of Lever Brothers Company
Notes to Financial Statements

Retirees of the Unilever Home and Personal Care Union Retirement Plan (a defined benefit plan formerly known as the Retirement Plan for “Hammond Plant” Employees of Lever Brothers Company may rollover their lump-sum distributions to the Plan to be invested until they attain age 70-1/2 at which time IRS regulations require minimum distributions to be made.

Investments
Participants have the option to invest in, and direct the Company matching contributions towards any of the following funds.

•	The PRIMCO Interest Income Fund is primarily invested in guaranteed investment contracts (“GICS”) issued by certain insurance companies and synthetic guaranteed investment contracts wrapped by certain banks and insurance companies. The investment contracts are fully benefit responsive investment contracts and provide for a certain return for a specified period of time. The crediting interest rates at December 31, 2002 and 2001 for the contracts range from 1.35% to 7.70% and 4.19% to 8.18%, respectively.

•	The Fidelity Asset Manager Fund invests primarily in stocks, bonds, and short-term cash instruments of both U.S. and foreign corporations and governments.

•	The Pyramid Equity Index Fund invests primarily in stocks that comprise the S&P 500 Index.

•	The Fidelity Magellan Fund invests in stocks and other securities (may include up to 20% in bonds) of a variety of large, medium, and small sized companies in a variety of industries (both domestic and foreign).

•	The PIMCO Total Return Fund invents in government, corporate, mortgage-backed, and foreign securities with an overall portfolio duration averaging 3 to 6 years.

•	The Fidelity Equity Income Fund invests mainly in dividend-paying common and preferred stocks, particularly of large, established companies with favorable prospects for both increased dividends and capital growth.

•	The Harbor Capital Appreciation Fund invests mainly in common stocks of domestic companies with market capitalizations of at least $1 billion, which exhibit above-average earnings growth potential.

•	The Capital Guardian International Equity Fund invests primarily in foreign stocks in developed markets and stocks of emerging markets.

•	The Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock. Unilever N.V. is the ultimate parent of Unilever United States, Inc.

•	The Fidelity Growth & Income Portfolio Fund seeks long term capital growth, current income, and growth of income by investing in equity securities (including common and preferred stocks), convertible securities, bonds, futures and options.

•	The Fidelity Contrafund seeks long-term capital appreciation by investing primarily in common stock and securities convertible into common stock

•	The Capital Guardian Emerging Markets Fund invests principally in developing country securities that are listed on a bona fide securities exchange or are actively traded in an over-the-counter market.

Thrift and Savings Plan for “Certain” Employees	6
of Lever Brothers Company
Notes to Financial Statements

•	The T. Rowe Price Small Cap Stock Fund invests at least 65% of its total assets in stocks and equity-related securities of small companies.

•	The JP Morgan Select Small Company Fund mainly invests in common stocks of small companies with market capitalization of less than $1.2 billion.

•	The AF Washington Mutual Investors Fund Class A invests primarily common stocks. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund’s “eligible list” criteria, which include specific guidelines for return of capital, financial strength, and dividend payment.

•	The Fidelity Select Healthcare Portfolio Fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in the design, manufacture, or sale of products or services used for or in connection with health care or medicine. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Technology Portfolio Fund invests at least 80% of its assets in the common stocks of companies principally engaged in offering, using, or developing products, processes, or services that will provide or will benefit significantly from technological advances and improvements. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Financial Portfolio Fund invests at least 80% of its assets in the common stocks of companies principally engaged in providing financial services to consumers and the financial industry. The fund may invest in the securities of domestic and foreign issuers.

•	The Fidelity Select Natural Resources Portfolio Fund invests primarily in common stocks and in certain precious metals. The fund normally invests at least 80% of its assets in the common stocks of companies principally engaged in owning or developing natural resources, or supplying goods and services to such companies, and in precious metals. The fund may invest in the securities of domestic and foreign issuers.

Loans to Plan Participants
At the request of Plan participants, loans are permitted up to the lesser of $50,000 or one-half of the participants’ vested interest in all of their accounts (less any outstanding loans), excluding any amounts held in the Unilever N.V. Stock Fund. Loans bear interest at a fixed rate based on the Wall Street Journal published prime rate plus one percent, adjusted quarterly. Loans relating to the acquisition, construction, or reconstruction of a participant’s principal residence are to be repaid, in monthly installments, within fifteen years. This period will be automatically reduced to five years if certain administrative requirements are not fulfilled within six months of loan issuance. All other loans are required to be repaid, in monthly installments, within five years.

Termination
Upon termination of employment, participants are entitled to all of their vested balances.

Terminated employees whose vested balances exceed $5,000 at termination may elect to leave their account balances in the Plan until they so request them or attain the age of 70 1/2 at which time IRS regulations require minimum distributions to be made. Failure to make voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65. Terminated employees whose vested balances are under $5,000 will be subjected to an involuntary distribution.

Thrift and Savings Plan for “Certain” Employees	7
of Lever Brothers Company
Notes to Financial Statements

While the Company has not expressed any intent to discontinue its contributions the Plan, it is free to do so at any time. In the event such discontinuance results in the termination of the Plan, the amount in each member’s account becomes fully vested.

Other
At December 31, 2002 and 2001, there were 373 and 389 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

	December 31,

	2002	2001
PRIMCO Interest Income Fund	312	321
PIMCO Total Return Fund	61	60
Fidelity Equity Income Fund	53	65
Fidelity Magellan Fund	170	195
Harbor Capital Appreciation Fund	113	137
JP Morgan Select Small Company Fund	—	59
Pyramid Equity Index Fund	130	158
T. Rowe Price Small Cap Stock Fund	56	—
Capital Guardian International Equity Fund	65	79
Unilever N.V. Stock Fund	138	154
Fidelity Growth & Income Fund	5	—
Fidelity Contrafund	8	—
Fidelity Select Financial Portfolio Fund	11	—
Fidelity Select Healthcare Portfolio Fund	8	—
Fidelity Select Natural Resources Portfolio Fund	3	—
Fidelity Select Technology Portfolio Fund	9	—
Capital Guardian Emerging Markets Fund	2	—
AF Washington Mutual Fund	5	—
Fidelity Assets Manager Fund	4	—

Administration
The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

Valuation of Trust Investments
Shares of participation in the various funds, other than the Interest Income Fund, and the Unilever N.V. Stock Fund, are valued based on quoted market prices as of the last business day of the year. Unilever N.V. Stock in the Unilever N.V. Stock Fund is valued at market value based on its quoted market price as of the last business day of the year.

Thrift and Savings Plan for “Certain” Employees	8
of Lever Brothers Company
Notes to Financial Statements

The guaranteed investment contracts and the synthetic guaranteed investment contracts in the Interest Income Fund are stated at contract value, which approximates fair value.

Investment Transactions and Investment Income of the Trust
Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis. The average cost basis is used in determining gain or loss on Trust investments sold.

Purchases and sales of securities are reflected as of the trade date.

The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Benefit Payments
Benefit payments are recorded when paid.

Administrative Expenses
Investment management fees for all funds, excluding the Unilever N.V. Stock Fund, are paid by the Plan. All other administrative expenses are paid by the Company.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These significant estimates include the fair market values of investments. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

The Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed. However, the Plan administrator does not anticipate non-performance by these companies. The Plan administrator believes that the risk to the Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

3.	Tax Status of the Plan

The Plan received a favorable tax determination letter, effective September 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since

Thrift and Savings Plan for “Certain” Employees	9
of Lever Brothers Company
Notes to Financial Statements

receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.	Investments Held by the Trust

The Trust primarily comprises the assets of the following plans:

•	Unicare Savings Plan

•	Savings Plan for Lever Brothers Employees Represented by the ICWUC

•	Thrift and Savings Plan for “Certain” Employees of Lever Brothers Company

The plans listed above comprise approximately 99% of the investments held by the Trust as of December 31, 2002 and 2001. The Trust also holds investments for a number of other Plans sponsored by subsidiaries of Unilever United States, Inc. The Plan has an undivided interest in certain assets of the Trust and sole interests in other assets of the Trust. Certain investment assets of the Trust and related earnings are allocated to the Plans participating in the Trust based upon the total of each individual participant’s share of the Trust. On an overall basis, the Plan has a 4% interest in the investments of the Trust as of December 31, 2002 and 2001.

The Plan’s approximate share of investments held by the Trust at December 31, 2002 and 2001 were as follows:

	2002	2001
Short-Term Investment Fund	7%	6%
Mutual Funds	2	2
Commingled Fund	7	0
Guaranteed Investment Contracts	7	6
Synthetic Guaranteed Investment Contracts	7	6
Unilever N.V. Stock Fund	4	5
Loan Fund	6	6

Thrift and Savings Plan for “Certain” Employees	10
of Lever Brothers Company
Notes to Financial Statements

At December 31, 2002 and 2001, the financial position of the Trust was as follows:

	2002	2001
Investments at fair value:
Short-term investment fund (cost approximates fair value)	$35,371,960	$23,726,778
Mutual fund (cost $905,724,446 and $769,102,302)	751,105,336	764,762,887
Commingled fund (cost approximates contract value)	202,681,776	—
Guaranteed investments contracts (cost approximates contract value)	40,741,306	60,459,687
Synthetic guaranteed investment contracts (cost approximates contract value)	468,057,093	435,615,806
Unilever N.V. stock fund (cost $36,206,283 and $34,543,297)	47,993,726	45,426,090

Total investments	1,545,951,197	1,329,991,248
Loans to participants	35,844,164	28,703,574

Total Master Trust	$1,581,795,361	$1,358,694,822

The following presents investments that represent 5 percent or more of the Trust’s net assets for the years ended December 31, 2002 and 2001

	2002	2001
Fidelity Magellan Fund, 2,077,095 and 1,778,693 shares, respectively	$164,007,433	$185,375,412
PRIMCO Interest Income Fund, 744,374,486 and 520,422,309 shares, respectively	744,374,486	520,422,309
PIMCO Total Return Institutional Fund, 10,937,373 and 9,260,476 shares, respectively	116,701,769	96,864,580
Pyramid Equity Index Fund, 19,863,159 and 21,034,689 shares, respectively	142,220,220	193,308,791
Harbor Capital Appreciation Fund, 4,676,266 shares	—	136,687,251

Thrift and Savings Plan for “Certain” Employees	11
of Lever Brothers Company
Notes to Financial Statements

The changes in the Trust net assets for the years ended December 31, 2002 and 2001 were as follows:

	2002	2001
Additions:
Additions of net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(187,682,832)	$(119,155,207)
Interest	46,638,494	33,758,960
Dividends	14,005,847	13,679,947

	(127,038,491)	(71,716,300)
Contributions and other additions:
Contributions from participants	68,927,238	57,700,320
Contributions from employer	35,906,392	25,555,536
Rollover contributions	17,652,154	24,852,113
Transfer of plan assets in from affiliated plans	491,726,019	19,409

Total additions	487,173,312	36,411,078
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	238,685,493	154,352,282
Administrative expenses	497,686	674,439
Transfer of plan assets out to unaffiliated plans	24,889,594	33,367,220

Total deductions	264,072,773	188,393,941

Net additions/(deductions)	223,100,539	(151,982,863)
Net assets available for benefits:
Beginning of year	1,358,694,822	1,510,677,685

End of year	$1,581,795,361	$1,358,694,822

The net appreciation (depreciation) of investments held in the Trust by fund, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments for the years ended December 31, 2002 and 2001 was as follows:

	2002	2001
Net (depreciation) appreciation in fair value of investments:
Mutual funds	$(191,378,572)	$(114,735,571)
Unilever N.V. stock	3,695,740	(4,419,636)

Net depreciation	$(187,682,832)	$(119,155,207)

5.	Transactions with Related Parties and Parties-in-interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock. This fund is designed as a means for employees to participate in the potential long-term growth of Unilever.

Certain Trust investments consist of units in investment funds managed by Fidelity. Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA. In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-10936) of Unilever N.V. of our report dated June 24, 2003, relating to the financial statements of the Thrift and Savings Plan for “Certain” Employees of Lever Brothers Company, which appears in this Form 11-K/A.

/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP

New York, New York December 8, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT AND SAVINGS PLAN FOR “CERTAIN” EMPLOYEES OF LEVER BROTHERS COMPANY

	By:	/s/ Stephen Pass

STEPHEN PASS
DIRECTOR OF BENEFITS

December 8, 2003